U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2007

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2007

Q1 Revenues $236.4 million, up 24.1% Year over Year

Havant, UK – March 27, 2007 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the first fiscal quarter ended February 28, 2007.  Revenues for the first quarter were $236.4 million, an increase of 24.1% compared to revenues of $190.5 million for the same period last year.

For the first quarter, GAAP net income was $10.1 million, or $0.34 per diluted share, compared to GAAP net income of $6.4 million, or $0.22 per diluted share, in the same period last year. Non-GAAP net income increased 45.8% to $11.9 million, or a diluted earnings per share of $0.40, compared to non-GAAP net income of $8.3 million, or $0.28 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the first quarter was 19.0%, compared to 19.7% in the same period last year, primarily due to product mix within the Networked Storage Solutions business.

Revenues from sales of our Networked Storage Solutions (formerly Storage and Network Systems) products were $163.6 million as compared to $128.8 million in the same quarter a year ago, an increase of 27%. Gross profit margin in the Networked Storage Solutions business was 13.6% as compared to 15.1% a year ago. Revenues from sales of our Storage Infrastructure products were $72.8 million as compared to $61.7 million in the same quarter a year ago, an increase of 18%. Gross profit margin in the Storage Infrastructure business was 31.6% as compared to 29.4% a year ago.

“Our first quarter results were ahead of our expectation. With strong demand for our products, particularly in our Networked Storage Solutions business, I am encouraged with regard to our continued progress in executing our strategic plan and expansion of our customer base,” said Steve Barber, CEO of Xyratex. “The fundamentals of the markets we serve continue to be very good and I believe we continue to improve on our competitive and technology position. We will continue to work with our customers to make them more competitive in their respective markets and remain flexible in meeting their technology and product demands. I believe we are well positioned to capitalize on the positive industry dynamics that are creating significant demand for our storage products.”

Business Highlights

•                  We announced full compliance with the administrative requirements of the Restriction of Hazardous Substances (RoHS) of China’s Ministry of Information Industry (MII).  All Xyratex’s Networked Storage Solutions products shipped on the market are now fully compliant with the legislation. The achievement of RoHS compliance in China demonstrates Xyratex’s ongoing environmental compliance strategy through diligence and monitoring of emerging legislation worldwide.

•                  We secured new design wins with Data Domain, Leitch Technology, Overland Storage, Quantel, CorData, and Impediment, as well as with a number of other Tier 2 and Tier 3 customers.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the second quarter of 2007 is projected to be in the range $203 to $218 million.

•                  Fully diluted earnings per share is anticipated to be between $0.01 and $0.11 on a GAAP basis in the second quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.09 and $0.19. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Tuesday, March 27, 2007 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 543-6405 in the United States and +1 (617) 213-8897 outside of the United States, passcode 97621584. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through April 3, 2007 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 23791630.

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as income from sale of a product line, and (d) the related tax effects. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income and GAAP diluted earnings per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance whilst recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the second quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 28,	February 28,
	2007	2006
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$163,616	$128,830
Storage Infrastructure	72,791	61,687
Total revenues	236,407	190,517

Cost of revenues	191,372	152,948
Gross profit:
Networked Storage Solutions	22,286	19,511
Storage Infrastructure	22,994	18,166
Equity compensation	(245)	(108)
Total gross profit	45,035	37,569
Operating expenses:
Research and development	18,794	16,462
Selling, general and administrative	14,800	12,868
Amortization of intangible assets	1,651	1,185
Total operating expenses	35,245	30,515
Operating income	9,790	7,054
Other income	890	—
Interest income, net	655	205
Income before income taxes	11,335	7,259
Provision for income taxes	1,221	822
Net income	$10,114	$6,437

Net earnings per share:
Basic	$0.35	$0.23
Diluted	$0.34	$0.22

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,847	28,509
Diluted	29,699	29,172

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2007	2006
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$54,595	$56,921
Accounts receivable, net	112,320	105,324
Inventories	86,668	93,111
Prepaid expenses	3,367	2,390
Deferred income taxes	5,000	2,513
Other current assets	8,078	7,247
Total current assets	270,028	267,506
Property, plant and equipment, net	35,076	34,471
Intangible assets, net	61,365	58,109
Deferred income taxes	13,275	15,594
Total assets	$379,744	$375,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$88,347	$84,896
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	11,339	16,645
Deferred revenue	12,845	16,303
Income taxes payable	2,199	1,641
Other accrued liabilities	13,075	14,701
Total current liabilities	131,805	138,186
Long-term debt	2,000	3,000
Total liabilities	133,805	141,186

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,928 and 28,793 issued and outstanding	289	288
Additional paid-in capital	346,847	344,686
Accumulated other comprehensive income	1,943	2,774
Accumulated deficit	(103,140)	(113,254)
Total shareholders’ equity	245,939	234,494
Total liabilities and shareholders’ equity	$379,744	$375,680

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended,
	February 28,	February 28,
	2007	2006
	(US dollars in thousands)
Cash flows from operating activities:
Net income from continuing operations	$10,114	$6,437
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	3,037	1,998
Amortization of intangible assets	1,651	1,185
Non-cash equity compensation	1,660	1,369
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(6,996)	(5,356)
Inventories	6,443	(25,774)
Prepaid expenses and other current assets	(2,995)	(887)
Accounts payable	3,451	24,961
Employee compensation and benefits payable	(5,306)	(4,349)
Deferred revenue	(3,458)	6,106
Income taxes payable	558	(97)
Deferred income taxes	608	790
Other accrued liabilities	(502)	407
Net cash provided by operating activities	8,265	6,790

Cash flows from investing activities:
Investments in property, plant and equipment	(3,642)	(5,390)
Acquisition of intangible assets	(4,790)	—
Acquisition of business, net of cash received	(1,661)	(2,013)
Net cash used in investing activities	(10,093)	(7,403)

Cash flows from financing activities:
Payments of long-term borrowings	(1,000)	(1,000)
Proceeds from issuance of shares	502	1,799
Net cash used in financing activities	(498)	799
Change in cash and cash equivalents	(2,326)	186
Cash and cash equivalents at beginning of period	56,921	41,240
Cash and cash equivalents at end of period	$54,595	$41,426

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended
	February 28,	February 28,
	2007	2006
	(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income
GAAP net income	$10,114	$6,437

Amortization of intangible assets	1,651	1,185
Equity compensation	1,660	1,369
Other income	(890)	—

Tax effect of non-GAAP adjustments	(674)	(698)

Non-GAAP net income	$11,861	$8,293

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.34	$0.22

Amortization of intangible assets	0.06	0.04
Equity compensation	0.05	0.04
Other income	(0.03)	—

Tax effect of non-gaap adjustments	(0.02)	(0.02)

Diluted non-GAAP earnings per share	$0.40	$0.28

Summary Of Equity Compensation

Cost of revenues	245	108
Research and development	491	285
Selling, general and administrative	924	976

Total equity compensation	1,660	1,369

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: 27 March 2007